SECURITIES AND EXCHANGE COMMISSION
                          	WASHINGTON, DC 20549

                             	FORM 12b-25

                                          	Commission File Number: 0-20770

                       NOTIFICATION OF LATE FILING

  	(Check one): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                [ ] Form N-SAR

   For Period Ended: June 30, 1997
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   [ ] Transition Report on Form 10-K		[ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F		[ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

For the Transition Period Ended: ____________________________________________

  	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________
_____________________________________________________________________________
_____________________________________________________________________________


                      	Part I.  Registrant Information

Full name of registrant: Response USA, Inc.
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Former name if applicable: N/A
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Address of principal executive office: 11-H Princess Road
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City, State and Zip Code: Lawrenceville, NJ 08648
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                      Part II.  Rule 12b-25 (b) and (c).

 	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X]	(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)  The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.


                            	Part III.  Narrative

 	State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
 N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                         	Part IV.  Other Information

	(1)  Name and telephone number of person to contact in regard to this notification:
                        Richard Brooks, (609) 896-4500
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	(2)  Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                              	[X] Yes [ ] No

	(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or por-
      tion thereof?                                           	[X] Yes [ ] No

 	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable esti-
 mate of the results cannot be made.

                             Response USA, Inc.
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               	(Name of registrant as specified in charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


  Date: September 26, 1997  	                 			By:/s/ Richard M. Brooks
       --------------------                         ---------------------
                                                        Richard M. Brooks
                                                								President


                                 	PART III

  The Company is involved in various significant transactions that could have a significant impact on the Consolidated Financial Statements for the year ended June 30, 1997.

                                 	PART IV

 		The Company sustained net losses of approximately $8,700,000 for the year ended June 30, 1997 versus losses of approximately $4,400,000 for the year ended June 30, 1996.